UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-40258

HIGH TIDE INC.

(Registrant)

11127 – 15 Street N.E., Unit 112

Calgary, Alberta

Canada T3K 2M4

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

EXPLANATORY NOTE

High Tide Inc. is providing this information in connection with the reporting of its change in auditor pursuant to Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligation as filed with the Canadian Securities Administrators on SEDAR+.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGH TIDE INC.
(Registrant)

Date: April 22, 2025	By	/s/ Raj Grover
Raj Grover
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated April 22, 2025

99.2	Notice of Change in Auditor

99.3	Letter from Ernst & Young LLP

99.4	Letter from Davidson & Company LLP